Exhibit 21.1

SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation

Centessa Limited	England and Wales

Centessa Pharmaceuticals, Inc.	Delaware

Palladio Biosciences, Inc.	Delaware

ApcinteX Limited	England and Wales

Pega-One S.A.S.	France

Z Factor Limited	England and Wales

Morphogen-IX Limited	England and Wales

Capella Bioscience Ltd	England and Wales

LockBody Therapeutics Ltd	England and Wales

Orexia Therapeutics Limited	England and Wales

Inexia Limited	England and Wales

Janpix Limited	England and Wales

PearlRiver Bio GmbH	Germany